Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 74-I dated March 20, 2007

Term Sheet to
Product Supplement 74-I
Registration Statement No. 333-130051
Dated November 5, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Principal Protected Dual Directional Knock-Out Notes Linked to the Russell 2000® Index due December 28, 2009

General

- The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the Russell 2000® Index over the term of the notes and who believe that the Index closing level of the Russell 2000® Index will not appreciate or depreciate on any trading day during the Monitoring Period, as compared to the Initial Index Level, by more than a specified percentage, which percentage will not be less than 17% or greater than 24% and will be determined on the pricing date. Investors should be willing to forgo interest and dividend payments, and receive no return if the Index closing level of the Russell 2000® Index appreciates or depreciates on any trading day during the Monitoring Period, as compared to the Initial Index Level, by more than such specified percentage, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 28, 2009*.
- Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about November 24, 2008 and are expected to settle on or about November 28, 2008.

Key Terms

Index:	The Russell 2000® Index (the "Index").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	If a Knock-Out Event has not occurred during the Monitoring Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return x the Participation Rate provided that the Additional Amount will not be less than zero. If a Knock-Out Event has occurred during the Monitoring Period, the Additional Amount will be equal to zero. **Accordingly, assuming a Participation Rate of 100%, the maximum Additional Amount will not be less than $170 or greater than $240 per $1,000 principal amount note.**
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	The Upper Knock-Out Level will be determined on the pricing date and will not be less than 117% or greater than 124% of the Initial Index Level.
Lower Knock-Out Level:	The Lower Knock-Out Level will be determined on the pricing date and will not be less than 76% or greater than 83% of the Initial Index Level.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Absolute Index Return:	The absolute value of: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$ For example, an index return of -15% will equal a 15% Absolute Index Return.
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about November 24, 2008.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 22, 2009*
Maturity Date:	December 28, 2009*
CUSIP:	48123LVD3

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 74-I.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 74-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 74-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming an Upper Knock-Out Level of 117% and a Lower Knock-Out Level of 83%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $10.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $15.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-27 of the accompanying product supplement no. 74-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 5, 2008

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 74-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 74-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 74-I dated March 20, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 74-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 74-I dated March 20, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000996/e26662_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Supplemental Information About the Russell 2000® Index

U.S.-incorporated companies are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. Companies incorporated in the following countries/regions are also reviewed for eligibility: Anguilla, Antigua, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama and Turks and Caicos Islands. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index. Companies incorporated in these regions are specifically considered eligible for the Russell 2000® Index if the company meets one of the following criteria: (i) the headquarters is in the U.S. or (ii) the headquarters is also in the designated region/country, and the primary exchange for local shares is in the United States. ADRs are not eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE** — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Absolute Index Return x the Participation Rate[†]. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level.
  [†] The Participation Rate will be determined on the pricing date and will not be less than 100%.

- **DIVERSIFICATION OF THE RUSSELL 2000® INDEX** — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See "The Russell 2000® Index" in the accompanying product supplement no. 74-I and "Supplemental Information About The Russell 2000® Index" above.

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 74-I. You and we will agree to treat the notes as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 4, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 3.24%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 3.24%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 74-I dated March 20, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if not, the absolute value of the change in the Index. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER-KNOCK-OUT LEVEL.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities composing the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or is less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Observation Date.

- **THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS** — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation and depreciation of the Index may be limited by the "knock-out" feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect any potential increase or decrease in the Ending Index Level, as compared to the Initial Index Level.

- **THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS BETWEEN 17.00% AND 24.00% AT MATURITY** — Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level and assuming a Participation Rate of 100%[†], if a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount that will not be less than $170.00 or greater than $240.00 of the principal amount, regardless of the appreciation or depreciation in the Index. Therefore, your upside appreciation is limited.
  [†] The Participation Rate will be determined on the pricing date and will not be less than 100%.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes an Upper Knock-Out Level of 117% of the Initial Index Level, a Lower Knock-Out Level of 83% of the Initial Index Level, a Participation Rate of 100%, an Initial Index Level of 550 and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns "Hypothetical lowest closing level during the Monitoring Period" and "Hypothetical highest closing level during the Monitoring Period," respectively. Assuming an Initial Index Level of 550, the Upper Knock-Out Level will be 643.50 and the Lower Knock-Out Level will be 456.50. **The Upper Knock-Out Level will be determined on the pricing date and will not be less than 117% or greater than 124% of the Initial Index Level. The Lower Knock-Out Level will be determined on the pricing date and will not be less than 76% or greater than 83% of the Initial Index Level.** The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Absolute Index Return	Hypothetical lowest Index closing level during Monitoring Period	Hypothetical highest Index closing level during Monitoring Period	Additional Amount		Principal		Payment at Maturity
825.00	50.00%	550.00	825.00	$0.00	+	$1,000	=	$1,000.00
687.50	25.00%	522.50	715.00	$0.00	+	$1,000	=	$1,000.00
660.00	20.00%	522.50	660.00	$0.00	+	$1,000	=	$1,000.00
643.50	17.00%	522.50	643.50	$170.00	+	$1,000	=	$1,170.00
605.00	10.00%	495.00	632.50	$100.00	+	$1,000	=	$1,100.00
577.50	5.00%	495.00	715.00	$0.00	+	$1,000	=	$1,000.00
577.50	5.00%	495.00	605.00	$50.00	+	$1,000	=	$1,050.00
550.00	0.00%	495.00	605.00	$0.00	+	$1,000	=	$1,000.00
522.50	5.00%	495.00	605.00	$50.00	+	$1,000	=	$1,050.00
495.00	10.00%	412.50	577.50	$0.00	+	$1,000	=	$1,000.00
456.50	17.00%	456.50	577.50	$170.00	+	$1,000	=	$1,170.00
412.50	25.00%	330.00	577.50	$0.00	+	$1,000	=	$1,000.00
275.00	50.00%	275.00	577.50	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest Index closing level during the Monitoring Period was 495, the highest Index closing level during the Monitoring Period was 605, and the Ending Index Level was 522.50. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 5%, the Additional Amount is equal to $50, and the payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of } [(522.50-550)/550] \times 100\%) = \$1,050$$

Example 2: The lowest Index closing level during the Monitoring Period was 330, the highest Index closing level during the Monitoring Period was 577.50, and the Ending Index Level was 412.50. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the payment at maturity per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest Index closing level during the Monitoring Period was 495, the highest Index closing level during the Monitoring Period was 632.50, and the Ending Index Level was 605. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 10%, the Additional Amount is equal to $100, and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of } [(605\text{-}550)/550\,] \times 100\%) = \$1,100$$

Example 4: The lowest Index closing level during the Monitoring Period was 522.50, the highest Index closing level during the Monitoring Period was 715, and the Ending Index Level was 687.50. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Historical Information

The following graph shows the weekly performance of the Index from January 3, 2003 through October 31, 2008. The Index closing level of the Russell 2000® Index on November 4, 2008 was 545.95. We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.



JPMorgan Structured Investments —
Principal Protected Dual Directional Knock-Out Notes Linked to the Russell 2000® Index

TS- 4